EXHIBIT 99.1

North American Construction Group Ltd. Announces Contract Award

ACHESON, Alberta, March 17, 2022 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced a five-year contract awarded to Mikisew North American Limited Partnership (“MNALP”) by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualifies as backlog which is estimated at $125 million. Based on the heavy equipment fleet and our experience at this site, we estimate this contractual backlog represents approximately one-third of the work we will complete over the contract term.

The contract award bolsters and adds to NACG’s combined backlog which was at $1.7 billion on December 31, 2021. This agreement continues to grow our vital Indigenous partnerships and with a term out to March 2027 provides improved contractual visibility on fleet usage.

Joe Lambert, President and CEO, stated: “It is gratifying to see our Indigenous partnership be recognized and rewarded by our customers. We have a great working relationship with the Mikisew Group and continue to find mutually beneficial ways to grow and expand our partnership. I am confident the continued safe, low-cost and sustainable partnership model that won us this scope will continue to provide competitive advantage and opportunity in the future.”

Dan Gallagher, Chief Executive Officer, Mikisew Group, stated: “We are again pleased to announce another significant award for our Mikisew North American Limited Partnership. This partnership continues to outperform every metric we have including safety, aboriginal employment and returns back to our stakeholders. Joe and the entire NACG team are fantastic partners who continue to clearly demonstrate they are market leaders in the heavy civil construction space.”

About Mikisew North American Limited Partnership
The Company has a 49% ownership and voting interest in MNALP with the majority owner (51%) being the Mikisew Group of Companies.

About the Mikisew Group of Companies
Mikisew Group of Companies (“Mikisew Group”) is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities and ten joint venture partnerships including MNALP. These entities service the Canadian oil sands in various capacities including fleet maintenance, transportation, site services, emergency response, camp and catering, construction and facilities maintenance. Mikisew Group also holds multiple minority position investments in infrastructure and other related projects.

For more information about the Mikisew Group, visit www.mikisewgroup.com.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract as well as schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2020 and quarter ending March 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.